Exhibit 99.1

Westport Fuel Systems Reports Third Quarter 2016 Financial Results

~ Executing on Key Deliverables;
Taking Immediate Action on Portfolio Decisions ~

VANCOUVER, Nov. 9, 2016 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPT / Nasdaq:WPRT) reported financial results for the third quarter ended September 30, 2016 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

KEY DELIVERABLES IN 2016

1.      Merger & Integration:
Total annual savings and synergies are being realized through a combination of restructuring and reductions in manufacturing costs and operating expenses with full synergies on track to be achieved by 2018.

2.      Rationalize Portfolio:
The management team is currently assessing each business line against the company's core strengths and capabilities; and evaluating its competitive and potential market positioning.  Based on initial evaluation, certain divestiture decisions have been made and the full portfolio evaluation is moving forward.

3.      Drive Efficiencies and Cost Discipline:
The most significant actions taken this quarter include:

•	Consolidated and closed facilities, as well as reduced future commitments in several locations including Argentina, China, and North America that would result in annual savings of approximately $4.3 million per year.
•	Completed the transition to one public company that would result in annual savings of approximately $4.4 million per year.
•	Restructured the corporate and technology segment in Vancouver that would result in annual savings of approximately $2.5 million per year.
•	Streamlined the supply chain organization and began implementing a standardized lean inventory control process globally.
•	The post merger integration task force continues to review the business and operations to determine other synergies and efficiencies. Additionally, this task force is capturing and consolidating restructuring actions of Westport and Fuel Systems that were underway at the time of the merger. Approximately $16.0 million in annual savings have been achieved to date.

4.      Strengthen Balance Sheet:
The company has engaged advisors to address debt financing alternatives, including the extension or refinancing of debt coming due in 2017.  Furthermore, the company expects the sale of non-core assets to provide additional cash to the balance sheet.  With a focus on inventory management, the company also expects to improve its working capital position and associated cash needs.

5.      Advance Commercialization of Westport High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0"):
The Westport™ HPDI 2.0 program remains on schedule and on budget for commercial release of components to its launch original equipment manufacturer ("OEM") partner in 2017.  The program has been successfully meeting milestones and performance gates.  The company continues to have discussions with multiple OEMs interested in pursuing Westport™ HPDI technology.  Furthermore, a Westport™ HPDI 2.0 engine can offer an entirely renewable non-fossil fuel solution for the heavy-duty transportation sector.

CASH AND WORKING CAPITAL MANAGEMENT

•	As of September 30, 2016, the company's cash, cash equivalents, and short-term investments totaled $58.7 million. Cash used in operations, excluding changes in working capital, plus dividends received from joint ventures for the third quarter of 2016 was $28.3 million, a sequential reduction of 62.3% or $10.9 million from the quarter ended June 30, 2016.
•	Gross proceeds in connection with the sale of an 11.7% interest in Weichai Westport Inc. were approximately $10.9 million, which included a dividend of $3.6 million. A final cash payment of $3.6 million was received subsequent to the quarter.
•	The company completed the sale of assets in Plymouth, Michigan and Union City, Indiana for a total of over $12.5 million.
•	As of September 30, 2016, inventories were $87.6 million, a reduction of $10.5 million or 10.7% from $98.1 million as of June 30, 2016. This was primarily due to the implementation of proven lean principles, along with an enterprise resource planning system that better align sales, production, and inventory management.

"We have sold non-core assets and improved our working capital position through inventory reduction efforts this quarter," stated Ashoka Achuthan, Chief Financial Officer of Westport Fuel Systems.  "To strengthen our liquidity position, divestiture decisions have been made and we are continuing to align costs with revenue.  We have engaged advisors to address debt financing alternatives so that we can continue pursuing our longer term strategies for growth and technical leadership," said Achuthan.

"I am delighted to watch our teams around world come together and collaborate throughout our first quarter as a combined group," said Nancy Gougarty, CEO of Westport Fuel Systems.  "I continue to be impressed by the mix of talents, values, and cultures as a unified group, across all levels of the combined company.  We are making progress on all 2016 key deliverables and we will continue to implement additional operational efficiencies, merger integration synergies, and working capital reductions.  We have also implemented standardized supply chain and working capital processes that are already showing benefits which we expect will grow into 2017. Our portfolio review is moving forward and we are pleased with the strong interest from third parties for some of our non-core businesses. We will continue to work with urgency and take actions that will strengthen the balance sheet, but also result in a more focused and targeted company that can drive long-term profitability," said Gougarty.

Q3 2016 FINANCIAL HIGHLIGHTS

These financial highlights provide an analysis of the former Westport Innovations Inc. ("Westport") and former Fuel Systems Solutions, Inc. ("Fuel Systems") for comparative purposes.

THIRD QUARTER 2016 FINANCIAL HIGHLIGHTS
($ in millions, except per share amounts)	Three Months Ended September 30		Change Better / (Worse)	Nine Months Ended September 30		Change Better / (Worse)
Note: Nine month amounts include four months of Fuel Systems' results	2016	2015		2016	2015
Consolidated Revenues	$76.1	$22.3	N/A	$144.5	$78.2	N/A
Westport Revenues	$24.1	$22.3	8.1%	$71.7	$78.2	(8.3)%
Fuel Systems Revenues	$52.0	—	N/A	$72.8	—	N/A

Consolidated Gross Margin	$13.3	$0.8	N/A	$29.7	$15.0	N/A
Consolidated Gross Margin %	17.5%	3.6%	N/A	20.6%	19.2%	N/A
Westport Gross Margin	$2.9	$0.8	262.5%	$14.3	$15.0	(4.7)%
Westport Gross Margin %	12.0%	3.6%	N/A	19.9%	19.2%	N/A
Fuel Systems Gross Margin	$10.4	—	N/A	$15.4	—	N/A
Fuel Systems Gross Margin %	20.0%	—	N/A	21.2%	—	N/A

Consolidated Operating Expenses	$35.1	$26.7	N/A	$94.8	$78.7	N/A
Westport Operating Expenses (Research and Development, General and Administrative and Sales and Marketing)	24.4	26.7	8.6%	78.9	78.7	(0.3)%
Fuel Systems Operating Expenses	10.7	—	N/A	15.9	—	N/A

Income from Unconsolidated Joint Ventures	$2.6	$3.6	(27.8)%	$6.0	$13.4	(55.2)%
Net loss	(33.3)	(37.4)	N/A	(52.8)	(75.1)	N/A
Basic Net Income (Loss) per Share	(0.30)	(0.58)	N/A	(0.62)	(1.17)	N/A

Cash and Short-term Investments Balance	$58.7	$42.1	39.4%	$58.7	$42.1	39.4%

•	Consolidated revenues for the quarter ended September 30, 2016 were $76.1 million compared with $22.3 million for the same period last year, mainly due to the addition of Fuel Systems' revenue as a result of the merger. Westport revenue for the quarter ended September 30, 2016 increased by $1.8 million or 8.1%, mainly due to the completion of a significant milestone within the company's Westport™ HPDI programs, resulting in $2.0 million of revenue for the quarter.
•	Consolidated gross margin for the quarter ended September 30, 2016 was $13.3 million or 17.5% of revenue, compared with $0.8 million or 3.6% of revenue for the same period last year. The increase in Westport gross margin percentage was mainly due to lower inventory obsolescence charges as compared to the same period last year and the impact of the milestone payment mentioned above. Fuel Systems' gross margin percentage for the quarter and nine months ended September 30, 2016 included amortization of the inventory fair value adjustment recorded on acquisition. Excluding this adjustment, Fuel Systems' gross margin percentage for the quarter and nine months ended September 30, 2016 would have been 19.8% and 21.7%, respectively.
•	Consolidated operating expenses were $35.1 million for the quarter ended September 30, 2016, an increase of $8.4 million from $26.7 million in the same period last year primarily driven by the addition of Fuel Systems' expenses as a result of the merger. Westport operating expenses decreased by $2.3 million or 8.6% primarily related to research & development rationalization, headcount reductions and facilities closures.
•	Net loss for the quarter ended September 30, 2016 was $33.3 million or a loss of $0.30 per share, compared with a loss of $37.4 million or a loss of $0.58 per share in the same period last year. Excluding $17.5 million in restructuring charges related to facilities closures and severance costs, Westport Fuel Systems net loss for the quarter ended September 30, 2016 would have been $15.8 million. This is compared with the net loss of $37.4 million for the quarter ended September 30, 2015, which included a goodwill impairment charge of $18.7 million related to operations in Italy. Excluding the goodwill impairment charge, the net loss for the quarter ended September 30, 2015 would have been $18.7 million.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three Months Ended September 30		Change Better / (Worse)	Nine Months Ended September 30		Change Better / (Worse)
($ in millions, except unit amounts)	2016	2015		2016	2015
Units	1,643	2,343	(29.9)%	5,351	7,568	(29.3)%
Revenue	$67.5	$82.4	(18.1)%	$206.0	$248.5	(17.1)%
Gross Margin	22.5	25.7	(12.5)%	64.2	76.9	(16.5)%
Gross Margin %	33.3%	31.1%	7.1%	31.2%	30.9%	1.0%
Operating Expenses	14.7	13.4	(9.7)%	47.9	38.6	(24.1)%
Segment Operating Income	7.9	12.2	(35.2)%	16.2	38.3	(57.7)%
Westport Fuel Systems' 50% Interest	$2.6	$3.5	(25.7)%	$5.8	$12.8	(54.7)%

•	Revenue was $67.5 million on 1,643 units for the quarter ended September 30, 2016, a decrease of 18.1% in revenue over the same period last year due to continued market headwinds and an overall industry decline in truck volumes. Partially offsetting the decline were higher shipments in the transit market.
•	Gross margin during the quarter ended September 30, 2016 decreased by $3.2 million primarily as a result of lower unit sales. The increase in gross margin percentage year-over-year for the quarter ended September 30, 2016 was primarily due to higher parts sales compared to the prior year period.
•	CWI operating income attributable to Westport Fuel Systems for the quarter ended September 30, 2016 was $2.6 million compared with $3.5 million for the same period last year. This is primarily due to a decrease in unit sales and higher engineering expense mainly related to new products and compliance costs for upcoming regulations.
•	CWI began production of the ISL G Near Zero Natural Gas Engine, North America's first commercially available near zero NOx midrange engine with exhaust emissions 90% lower than the current EPA and ARB NOx limit. OEMs such as New Flyer, Peterbilt, and Kenworth have announced that this engine will be available to their customers in certain models.
•	The ISB6.7 G natural gas engine that was launched in Q2 2016 for the Type C school bus market was featured at the school transportation STN Expo in July and began its first full quarter of sales uptake since its launch announcement.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA.  Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units' ability to generate sustained cash flow. Westport Fuel Systems defines Adjusted EBITDA as net income (loss) attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) interest expense, net, (c) depreciation and amortization, (d) stock-based compensation, (e) unrealized foreign exchange gain or loss, (f) goodwill impairment, (g) inventory impairment from product line closure, (h) bargain purchase gain, (i) merger and financing costs, (j) amortization fair value inventory adjustment recorded on acquisition, (k) gain or loss on sale of investments, (l) gain or loss on disposal of assets, (m) restructuring, termination and other exit costs, and (n) other . Adjusted EBITDA includes the company's share of income from the joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES
($ in millions)	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-2016*	30-Sep-2016
Loss before Income Taxes	$(37.2)	$(23.9)	$(23.4)	$4.2	$(32.1)

Interest Expense, Net	1.4	1.3	2.3	2.7	3.1
Depreciation and Amortization	3.3	3.3	3.1	3.7	5.2
EBITDA	(32.5)	(19.3)	(18.0)	10.6	(23.8)

Stock based compensation	3.3	3.5	4.0	2.3	2.9
Unrealized foreign exchange (gain) loss	(8.0)	0.5	1.3	4.1	(7.1)
Goodwill impairment	18.7	—	—	—	—
Inventory impairment from product line closure	5.5	—	—	—	4.3
Bargain purchase gain	—	—	—	(42.9)	—
Merger and financing costs	3.2	1.3	2.1	4.5	0.4
Amortization fair value inventory adjustment recorded on acquisition	—	—	—	0.7	1.9
(Gain) loss on sale of investments	—	—	—	6.3	(3.9)
(Gain) loss on disposal of assets	—	0.8	—	—	—
Restructuring, termination and other exit costs	—	—	—	—	17.5
Other	—	1.0	—	4.1	0.2
Total Adjusted EBITDA	$(9.8)	$(12.2)	$(10.6)	$(10.3)	$(7.6)
*Note: Three months ended June 30, 2016 include only one month of Fuel Systems' results

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport Fuel Systems' full financials for the quarter ended September 30, 2016, please visit westport.com/company/investors/financial

CONFERENCE CALL PRESENTATION

Westport Fuel Systems is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems' interim financial report for the quarter ended September 30, 2016 and full financials for the year ended December 31, 2015.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, Wednesday November 9, 2016 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at www.westport.com/investors.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 0929. The replay will be available until November 16, 2016. Shortly after the conference call, the webcast will be archived on Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, the effect of and timing of  reorganization and restructuring of our business, the anticipated benefits of the merger with Fuel Systems, the timing and ability to recognize synergies as a result of the merger with Fuel Systems, future rationalization of operations and reduction of overhead expenses, continued research and development investment, future of our development programs (including those relating to the referenced HPDI program), timing for launch, delivery and completion of milestones related to the products referenced herein (including HPDI components),  Westport Fuel Systems' expected actions, future sales of non-core assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Caroline Sawamoto, Manager, Investor Relations & Communications, Westport Fuel Systems, T 604-718-2046, invest@westport.com

CO: Westport Fuel Systems Inc.

CNW 16:05e 09-NOV-16